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                                                                     EXHIBIT 9.1


QUESTIONS AND ANSWERS CONCERNING HOMESTORE'S ACCOUNTING INQUIRY

Objective:

The objective of this document is to answer questions that relate to the company's internal accounting inquiry, the restatement of certain of our financial filings with the SEC and our organizational restructuring. We do not intend to make these types of postings in the future. We are doing so now to provide a convenient means by which our investors can find answers to their questions concerning our accounting inquiry, the restatements of prior period financial statements and our restructuring, each of which has been the subject of prior disclosures by us. In the future, we will continue with our prior practice of utilizing our Form 10-Q's, Form 10-K's, Form 8-K's, press releases and conference calls as our means for communicating financial and operating information.

The information contained in these FAQs is for informational purposes only and is neither an offer to sell nor a solicitation of any offer to buy securities. Investors should not rely solely on the information contained in these FAQs. Factual statements contained in these FAQs are made as of the date stated and are subject to change without notice. These FAQs contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to material risks and uncertainties and investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Actual results may vary materially from those indicated in the forward-looking statements.

Questions related to the accounting inquiry:

How did the inquiry begin?  Who did the work?  What role did the authorities play?
The company began the inquiry after filing our Form 10-Q for the Third Quarter of 2001 when the company was made aware of a questionable revenue transaction. After a brief internal inquiry, the Audit Committee of our Board of Directors retained independent counsel, the law firm of Cahill Gordon & Reindel, to assist it in conducting an independent and thorough investigation. Cahill Gordon retained the forensic accounting firm of FTI Simpson to assist it in advising
the Audit Committee.   The company's auditors, PricewaterhouseCoopers, outside
counsel, Fenwick & West and the Company's accounting staff also provided assistance. We notified NASDAQ and the SEC when it appeared likely that the inquiry would result in a restatement of prior period financial statements.

Is the inquiry over?
The Audit Committee has concluded the inquiry and has communicated the results to the SEC.

Are Nasdaq's requirements satisfied or will it delist the company?
We believe we are now in compliance with Nasdaq's requirements, as all of our SEC filings are now up to date. We expect a decision from Nasdaq on the delisting process in early April.
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When will the shareholder lawsuits be resolved?
We cannot make any determination at this time, as to the timing or the expected outcome of the lawsuits.

Questions related to the restatements:

What periods were involved?
We have restated the full year 2000 and the first three quarters of 2001. The amended 2000 Form 10-K/A and 2001 Form 10-Q/A's have been filed with the SEC and can be found in the Investor Relations section of www.homestore.com under the
                                                  -----------------
SEC filings link.

How do the restated numbers relate to your announced pro forma numbers for these periods?
Any previous information pertaining to the periods that have subsequently been restated should not be relied upon. We have provided tables in our amended filings for your convenience that summarize the adjustments made between our previously reported GAAP numbers and our restated numbers.

What types of transactions and/or business units were involved?
Revenue for 2001 was reduced by $81.6 million due to the improper revenue recognition of certain barter transactions. An additional $37.4 million of revenue for software products and services for 2001 was also restated due to the Company having not satisfied the requirements for revenue recognition. Of these amounts, $31.0 was recorded as deferred revenue and will be recognized as revenue over the next one to two years as services are delivered.

Can you describe the types of transactions that resulted in the restatements? Certain transactions, which had been improperly recorded as independent cash transactions, were, in fact, reciprocal exchanges that should have been evaluated as barter transactions. In addition, the shipment of certain software products or services, previously recorded as revenue, did not meet all revenue recognition requirements and were therefore reversed.

Who were the barter and or subscription partners? How many were there?
We do not disclose our revenue by customer nor can we get into specific deals, or the number of deals, that were restated.

Why was the amount of restated revenue in 2001 higher than you originally indicated?
Back in January, when we provided estimates of the restatements we would make with respect to 2001, we made clear that such estimates were preliminary, that the investigation of the Audit Committee was continuing, and that additional restatements might become necessary. With our thorough investigation now completed, we have made our amended SEC filings reflecting the full restatement necessary.

If the majority of the 2001 restatement was barter revenue, why was the bottom line effect so pronounced? Shouldn't there have been offsetting cost reductions?
There were some adjustments in expenses for those barter deals that were exchanged for like products or services. However, because some of the transactions took place over several
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accounting periods, and because some payments for goods and services were capitalized when initially recorded, the effect of reversing the revenue associated with these transactions required offsetting adjustments to various asset and liability accounts, including: accounts receivable, property and equipment, other assets, accrued liabilities and deferred revenue.

What is FASB's EITF 01-9 and why have you implemented it now?
EITF 01-9 "Accounting for Consideration Given by a Vendor to a Customer" was issued in February 2002 and requires companies to report certain consideration given by a vendor to a customer as a reduction in revenue. Adoption is required no later than the first quarter of 2002 and upon adoption, companies are required to retroactively reclassify such amounts in previously issued financial statements. Many companies will experience the impact of this when they report their results for the first quarter of 2002. We chose early adoption so our restated numbers would not need to be adjusted again when we file our financial statements for the first quarter of 2002.

What is the impact on future revenue from the restatements?
Approximately $31.0 million of revenue related to software and services will be recognized over the next one to two years as services are delivered. We cannot say with certainty when we will recognize this revenue. It is dependant on our delivery of services to the customer.

Has PricewaterhouseCoopers signed-off on the new numbers?
Yes, PriceWaterhouseCoopers has audited the restated 2000 financial statements in the Form 10-K/A and the 2001 Form 10-K and expressed unqualified opinions on both years.

Questions related to the restructuring:

You have reduced the value of your long-lived assets by $925 million through your impairment charge. How is this possible?
We are required to review the carrying value of our long-lived assets each year to determine if they are still valued properly. We disclosed in our original Form 10-Q for the Third Quarter of 2001 that we believed a charge of between $650 million and $950 million would be taken in the Fourth Quarter of 2001. In response to the sustained downturn in the financial markets, the sustained decline of technology sector market caps, the company's current business outlook and the company's organizational realignment in the fourth quarter, we have determined that the fair value of our long-lived and intangible assets were impaired and needed to be reduced to their fair market value. We engaged Standard and Poor's to assist us with the valuation of these assets and PricewaterhouseCoopers has audited the financial statements that include the impairment charge.

How many employees have been let go?  Are the layoffs over?
We have reduced our headcount through attrition and several reductions in force by approximately 1,000 positions. We have no current plans for additional layoffs. We cannot, however, rule out further cost reductions in our ongoing effort to make each of our businesses profitable and achieve positive cash flow from operations by the end of 2002.
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What are the "core" real estate operations you refer to?
Our core operations consist of our consumer web sites and related listing products for REALTORs, builders and apartment owners, our real estate related software companies, and our pre- and post-mover advertising-related businesses, including our online activities, our new home plans business and Welcome Wagon.

Questions related to future financial results:

Does Homestore have sufficient financial resources available to execute its business plan?
At December 31, 2001, the company had cash and cash equivalents available to fund operations of approximately $52.5 million. We have significantly reduced our monthly cash burn rate, though we will show significant one time expenses in the first quarter of 2002 as a result of our inquiry and restructuring. We expect cash and cash equivalents available to fund operations at March 31, 2002 to be approximately $28 million, in addition to restricted cash of approximately $91 million. Taking into account the company's previously announced sale of its ConsumerInfo.com business, we will have approximately $85 million in unrestricted cash and $160 million in restricted cash. Restricted cash will increase as a result of customary escrow items and the constructive trust associated with the sale of ConsumerInfo.com.

What is management's guidance for future financial results?
We are not prepared to give any forward guidance at this time outside of our statement regarding our intent to achieve positive operating cash flow by year-end. The new management team has been in place for only 90 days and has been focused on understanding the fundamentals of the business as well as clearing up uncertainties surrounding the internal accounting inquiry. With these restatements behind us, senior management can now focus more of its energies on the operations of Homestore.

What about future projections that have been previously provided by Homestore? Any previous guidance provided by the former management of the company should not be relied upon. The company has provided no guidance as to expected future results outside of our statement regarding our intent to achieve positive operating cash flow by year-end.